1. Name and Address of Reporting Person
   NAFUS, EDWARD C.
   7887 E. Belleview Avenue
   Suite 1000
   Englewood, CO 80111
   USA
2. Issuer Name and Ticker or Trading Symbol
   CSG Systems International, Inc. (CSGS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   7/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   ( ) Officer (give title below) (X) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       07/31/2002 P             4400        A      $12.0300                    D
Common Stock                       07/31/2002 P             1000        A      $12.0300                    D
Common Stock                       07/31/2002 P             300         A      $12.0000                    D
Common Stock                       07/31/2002 P             600         A      $12.0000                    D
Common Stock                       07/31/2002 P             200         A      $12.0000                    D
Common Stock                       07/31/2002 P             100         A      $11.9500                    D
Common Stock                       07/31/2002 P             200         A      $11.9500                    D
Common Stock                       07/31/2002 P             1400        A      $11.9300                    D
Common Stock                       07/31/2002 P             100         A      $11.9100                    D
Common Stock                       07/31/2002 P             1000        A      $11.9300                    D
Common Stock                       07/31/2002 P             100         A      $11.7300                    D
Common Stock                       07/31/2002 P             5900        A      $11.7900                    D
Common Stock                       07/31/2002 P             100         A      $11.8900                    D
Common Stock                       07/31/2002 P             3900        A      $11.9900   36380            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $21                                                  08/18/2008 Common                      160120   D
(Right to buy)                                                                 Stock
Stock Options  $26.7188                                             11/17/2008 Common                      80000    D
(Right to buy)                                                                 Stock
Stock Options  $34.43                                               12/14/2011 Common                      37500    D
(Right to buy)                                                                 Stock
Stock Options  $34.95   01/17/2002 A         34639       01/17/2003 01/17/2012 Common  34639    $0.0000             D
(Right to buy)                                                                 Stock   <F1>
Stock Options  $34.95   01/17/2002 A         2861        01/17/2006 01/17/2012 Common  2861     $0.0000    37500    D
(Right to buy)                                                                 Stock
Stock Options  $38.4375                                             01/07/2010 Common                      25000    D
(Right to buy)                                                                 Stock
Stock Options  $47                                                  01/17/2011 Common                      35000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
This stock option is exercisable in 4 installments of 9,375; 9,375; 9,375 and 6,514 shares each, respectively, beginning on January 17, 2003.

SIGNATURE OF REPORTING PERSON
/s/ EDWARD C. NAFUS

DATE
08/05/2002